CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,131,000	$44.45

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $293,615.45 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $44.45 offset against the registration fee due for this offering and of which $293,571.00 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1522 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 32-XI dated August 1, 2008	Registration Statement No. 333-130051 Dated August 26, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co.
$1,131,000
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCI™ Excess Return Index due August 30, 2013

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 30, 2013*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of a weighted diversified basket consisting of a commodity index, a domestic index and two international indices over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on August 26, 2008 and are expected to settle on or about August 29, 2008.

Key Terms

Basket:

The notes are linked to a weighted basket consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCI™ Excess Return Index (each a “Basket Index,” and collectively, the “Basket Indices”).

Component Weightings:

The S&P 500® Index Weighting (“S&P 500 Weighting”) is 40%, the Dow Jones EURO STOXX 50® Index Weighting (“EURO STOXX Weighting”) is 20%, the Nikkei 225 Index Weighting (“Nikkei 225 Weighting”) is 20% and the S&P GSCI™ Excess Return Index Weighting (the “S&P GSCI Commodity Weighting”) is 20% (each a “Component Weighting,” and collectively, the “Component Weightings”).

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	111.5%
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was August 26, 2008.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on any trading day will be calculated as follows:
100 x [1 + (S&P 500 Return * S&P 500 Weighting)+ (EURO STOXX Return * EURO STOXX Weighting)+ (Nikkei 225 Return * Nikkei 225 Weighting)+ (S&P GSCI Commodity Return * S&P GSCI Commodity Weighting)]

Each of the S&P 500 Return, the EURO STOXX Return, the Nikkei 225 Return and the S&P GSCI Commodity Return reflects the performance of the relevant Basket Index, expressed as a percentage, from its closing level on the pricing date to its closing level on such trading day. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-XI.

Observation Date:	August 27, 2013*
Maturity Date:	August 30, 2013*
CUSIP:	48123LJP0
*

Subject to postponement in the event of a market disruption event as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-XI, or early acceleration in the event of a hedging disruption event as described under “General Terms of the Notes — Consequences of a Hedging Disruption Event” in the accompanying product supplement 32-XI and in “Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes” in this pricing supplement.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-15 of the accompanying product supplement no. 32-XI and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$23.80	$976.20

Total	$1,131,000	$26,917.80	$1,104,082.20

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $23.80 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. JPMSI will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. The other dealers may forgo in their sole discretion, some or all of their selling concessions. See “Underwriting” beginning on page PS-148 of the accompanying product supplement no. 32-XI.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 26, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-XI dated August 1, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 1, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-XI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 32-XI dated August 1, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003881/e32475_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate of 111.5%, provided that this payment (the Additional Amount) will not be less than zero.
  DIVERSIFICATION OF THE BASKET INDICES — The return on the notes is linked to a weighted basket consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCI™ Excess Return Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and therefore are among the most actively traded on that exchange. The S&P GSCI™ Excess Return Index, is a composite index of commodity futures returns, calculated, maintained and published daily by Standard & Poor’s, a division of The McGraw-Hill Companies. The S&P GSCI™ Excess Return Index is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI™ Excess Return Index represents the return of a portfolio of the futures contracts for the underlying commodities. For additional information about each Basket Index, see the information set forth under “S&P 500® Index,” “The Dow Jones EURO STOXX 50® Index,” “The Nikkei 225 Index” and “S&P GSCI™ Excess Return Index” in the accompanying product supplement no. 32-XI.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-XI. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 5.35%, compounded semi-annually. Based on our determination of the comparable yield, the “projected payment schedule,” per $1,000 principal amount note consists of a single payment at maturity, equal to $1,302.49. Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

August 29, 2008 through December 31, 2008	$17.98	$17.98

January 1, 2009 through December 31, 2009	$55.19	$73.17

January 1, 2010 through December 31, 2010	$58.19	$131.36

January 1, 2011 through December 31, 2011	$61.33	$192.69

January 1, 2012 through December 31, 2012	$64.66	$257.35

January 1, 2013 through August 30, 2013	$45.14	$302.49

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCI™ Precious Metals Index Excess Return

PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the component stocks of the Basket Indices (other than the S&P GSCI™ Excess Return Index) or the exchange-traded futures contracts included in the S&P GSCI™ Excess Return Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-XI dated August 1, 2008.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the stocks or exchange-traded futures contracts, as applicable, composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but falls below the Starting Basket Level on the Observation Date.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS OR RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Indices (other than the S&P GSCI™ Excess Return Index) or rights that holders of the exchange-traded futures contracts on the commodities underlying the S&P GSCI™ Excess Return Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX — We are currently one of the companies that make up the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are denominated, although any currency fluctuations could affect the performance of these Indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the S&P GSCI™ Excess Return Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could affect our ability to hedge our obligations under the notes. The United States Congress is currently considering legislation that might, if enacted, subject certain market participants to limits on their ability to participate in the commodity futures markets. As a result of such restrictions, we or our affiliates may be unable to effect transactions necessary to hedge our obligations under the Notes, in which case we will have the right to accelerate payment on your Notes. If payment on your Notes is accelerated, the payment you receive may be less than the payment you would otherwise be entitled to receive at maturity, but in no event less than $1,000 per $1,000 Note, and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of the Notes — Consequences of a Hedging Disruption Event” in the accompanying product supplement no. 32-XI for more information.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices (other than the S&P GSCI™ Excess Return Index);
    the market price of the physical commodities upon which the futures contracts that compose the S&P GSCI™ Excess Return Index are based or the exchange-traded futures contracts on such commodities.
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events that affect the stocks composing the Basket Components or stock markets generally;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events;
    the exchange rate and volatility of the exchange rate between the U.S. dollar, the European Union euro and the Japanese yen; and
    our credit worthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCI™ Precious Metals Index Excess Return

PS-2

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and reflects the Participation Rate of 111.5%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate	Additional Amount		Principal		Payment at Maturity

180	80%	89.20%	$892.00	+	$1,000	=	$1,892.00
170	70%	78.05%	$780.50	+	$1,000	=	$1,780.50
160	60%	66.90%	$669.00	+	$1,000	=	$1,669.00
150	50%	55.75%	$557.50	+	$1,000	=	$1,557.50
140	40%	44.60%	$446.00	+	$1,000	=	$1,446.00
130	30%	33.45%	$334.50	+	$1,000	=	$1,334.50
120	20%	22.30%	$223.00	+	$1,000	=	$1,223.00
110	10%	11.15%	$111.50	+	$1,000	=	$1,111.50
105	5%	5.58%	$55.75	+	$1,000	=	$1,055.75
100	0%	0.00%	$0.00	+	$1,000	=	$1,000.00
90	-10%	0.00%	$0.00	+	$1,000	=	$1,000.00
80	-20%	0.00%	$0.00	+	$1,000	=	$1,000.00
70	-30%	0.00%	$0.00	+	$1,000	=	$1,000.00
60	-40%	0.00%	$0.00	+	$1,000	=	$1,000.00
50	-50%	0.00%	$0.00	+	$1,000	=	$1,000.00
40	-60%	0.00%	$0.00	+	$1,000	=	$1,000.00
30	-70%	0.00%	$0.00	+	$1,000	=	$1,000.00
20	-80%	0.00%	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $223 and the final payment at maturity is equal to $1,223 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 111.5%) = $1,223

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $111.50 and the final payment at maturity is equal to $1,111.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 111.5%) = $1,111.50

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCI™ Precious Metals Index Excess Return

PS-3

Historical Information

The following graphs show the historical weekly performance of each Basket Index as well as the Basket as a whole from January 3, 2003 through August 22, 2008. The graph of the historical Basket performance assumes the Basket level on January 3, 2003 was 100 and that each Basket Index had the component weightings specified in this pricing supplement on that date. The closing level of the S&P 500® Index on August 26, 2008 was 1271.51. The closing level of the Dow Jones EURO STOXX 50® Index on August 26, 2008 was 3297.42. The closing level of the Nikkei 225 Index on August 26, 2008 was 12778.71. The closing level of the S&P GSCI™ Excess Return Index on August 26 2008 was 852.21. We obtained the various index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of more than the principal amount of your notes.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCI™ Precious Metals Index Excess Return

PS-4